1585 Broadway New York, NY 10036

December 9, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mark P. Shuman, Branch Chief—Legal
Gabriel Eckstein, Staff Attorney
Barbara C. Jacobs, Assistant Director
Tamara Tangen, Staff Accountant
Craig Wilson, Senior Assistance Chief Accountant

Re:	Connecture, Inc.
Registration Statement on Form S-1 (File No. 333-199484)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join Connecture, Inc. (the “Company”) in requesting that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time on December 11, 2014, or as soon as possible thereafter.

In connection with this acceleration request and pursuant to Rule 460 under the Act, we wish to advise you that we have effected the following distribution of the Company’s preliminary prospectus dated December 2, 2014 through the date hereof:

Preliminary Prospectus dated December 2, 2014:

4,515 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned further advise you that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-described offering.

Very truly yours, Morgan Stanley & Co. LLC J.P. Morgan Securities LLC As Representatives of the several Underwriters

By:	Morgan Stanley & Co. LLC

By:	/s/ Jon Zimmerman
Name:	Jon Zimmerman
Title:	Vice President

By:	J.P. Morgan Securities LLC

By:	/s/ Benjamin H. Burdett
Name:	Benjamin H. Burdett
Title:	Vice President